Dice Holdings, Inc.
1040 Avenue of the Americas, 16th Floor
New York, NY  10018

December 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Cecilia Blye, Chief Office of Global Security Risk

Dice Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 3, 2012 (File No. 001-33584)

Dear Ms. Blye:

           Dice Holdings, Inc. is writing this letter in response to your letter dated November 20, 2012 regarding the review of Dice Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

As per the discussion of November 30, 2012 between Mr. Pradip Bhaumik and our outside counsel, Alexis A. Fink of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Dice Holdings, Inc. respectfully requests an extended period of time to respond to the Staff’s comment letter due to Thanksgiving, the upcoming holidays and the coordination of the preparation and review of the response to your questions by the Company and its advisers.  Dice Holdings, Inc. intends to file its written response no later than January 2, 2013.  Please contact Brian Campbell at (212) 448-6605 or John C. Kennedy at (212) 373-3025 with any questions or comments.

Sincerely,

/s/ Brian Campbell

Brian Campbell Dice Holdings, Inc.

cc:	Pradip Bhaumik, Special Counsel, Securities and Exchange Commission
John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP